                                Filed by SunTrust Banks, Inc.
                                Pursuant to Rule 425 under the Securities
                                Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Wachovia Corporation
                                Commission File No. 1-9021

                                Date: May 14, 2001

     The following is a press release and written materials presented at an analyst conference held on Monday, May 14, 2001.

                                    [SunTrust Banks, Inc. Logo]



Contacts:
Investors        Media
Gary Peacock     Barry Koling     George Sard/Debbie Miller/Denise DesChenes
SunTrust         SunTrust         Citigate Sard Verbinnen
404-658-4879     404-230-5268     212-687-8080

                 SUNTRUST OFFERS TO ACQUIRE WACHOVIA FOR STOCK
                 CURRENTLY VALUED AT $70.06 PER WACHOVIA SHARE


 Combination Would Create Premier Financial Services Franchise In The Southeast


Offers Significant Premium To Wachovia Shareholders Over First Union Agreement;
     Would Avoid Substantial Job Losses In Carolinas Planned By First Union

     Atlanta, GA, May 14, 2001 -- SunTrust Banks, Inc. (NYSE: STI) announced today that it has delivered a letter to the Board of Directors of Wachovia Corporation (NYSE: WB) proposing to acquire Wachovia in a stock transaction currently valued at $70.06 per Wachovia share, or a total of approximately $14.7 billion. Under SunTrust's proposal, Wachovia shareholders would receive
1.081 shares of SunTrust common stock for each Wachovia share. Based on last Friday's closing prices, SunTrust's offer represents a 17% premium to the implied value of Wachovia's proposed acquisition by First Union Corporation (NYSE: FTU). SunTrust would also increase its annual dividend to $2.22 per common share so that Wachovia shareholders would receive on a pro forma equivalent basis the same $2.40 per share dividend that they currently receive.


     The combination of SunTrust and Wachovia would create the premier financial services franchise in the Southeast. The pro forma company, with approximately $180 billion in combined assets, will have a strong presence in seven contiguous, high-growth states with 20% of the U.S. population. It would have over 7.5 million retail customers; #1 market positions in Georgia, South Carolina, and Virginia based on deposits; and approximately 85% of its $98 billion of U.S. deposits in markets where it has a Top 3 ranking. Together, SunTrust and Wachovia would also have a strong balance sheet; superior credit quality; and a powerful wealth management business with $138 billion in assets under management and $260 billion in assets under administration.

     "We are delighted to propose this combination which offers superior value to Wachovia's shareholders, and we are confident that the terms of Wachovia's merger agreement with First Union will allow Wachovia's Board of Directors to consider our proposal consistent with its fiduciary obligation to Wachovia shareholders," said L. Phillip Humann, SunTrust's Chairman, President and Chief Executive Officer. "Our interest in a transaction with Wachovia goes back many years and makes even more sense today as our organizations have never been more compatible or complementary. This is a compelling strategic combination for both companies -- and a substantially better deal for Wachovia's shareholders and other constituencies than the First Union transaction. Shareholders would get a higher price in a better-performing security as well as a higher dividend from a better-capitalized company. Our transaction involves a simpler integration process which means customers should experience less disruption and communities would face substantially fewer job losses and branch closings, especially in the Carolinas where SunTrust does not currently operate. We would make Winston-Salem the headquarters of our Carolinas bank and maintain a meaningful presence there. We stand ready to meet with Wachovia as soon as possible to fully explain our proposal and its many advantages."

     SunTrust's proposal contemplates that the Board of Directors of the combined company would include appropriate representation from Wachovia's current Board of Directors, and that there would be leadership roles in the combined company for numerous members of Wachovia's management. The combined company would be headquartered in Atlanta.

     The transaction is expected to be slightly accretive to SunTrust's earnings per share in the first year, excluding one-time merger-related charges, and increasingly accretive thereafter. SunTrust expects to achieve approximately $500 million in annual cost savings to be fully phased in over a carefully planned three-year integration period. This includes a staff reduction of approximately 4,000, or 8% of the combined work force, far less than the 7,000 jobs to be lost under the First Union transaction. Wachovia shareholders would own approximately 44% of the combined SunTrust/Wachovia compared to 30% of the combined First Union/Wachovia.


     "One of the most attractive aspects of our proposal is our currency," said Mr. Humann. "We have an excellent track record of earnings and dividend growth, and SunTrust has taken a cautious approach to credit management. This has allowed us to consistently meet our earnings targets and to largely avoid non-merger-related restructuring charges and write-downs. As evidenced by our successful acquisition of Crestar, SunTrust also brings a conservative and disciplined approach to execution of merger transactions. By setting achievable cost-savings targets and retaining our customer focus, we are able to minimize revenue loss during integration. We are confident that we can integrate SunTrust's and Wachovia's complementary and overlapping businesses without the customer disruption and other problems that often accompany large bank mergers."


     SunTrust's proposed merger would be accounted for as a purchase and would be subject to the receipt of shareholder and regulatory approvals and the satisfaction of other customary conditions. It would also be subject to Wachovia shareholders not approving Wachovia's merger agreement with First Union, the valid termination of that agreement, and the negotiation and execution of a definitive merger agreement between SunTrust and Wachovia. Although SunTrust reserves the right to challenge the validity of the stock option granted to First Union by Wachovia because it contains several excessive and unprecedented features, in the interest of facilitating the transaction, SunTrust's proposal assumes a payment to First Union of the "in-the-money" value of the option, subject to the cap set forth in the option agreement. SunTrust's proposal also assumes divestitures of up to $1.5 billion in deposits for regulatory reasons.


     In addition to delivering its proposal to the Wachovia Board of Directors, SunTrust is filing, before its investor/analyst presentation at 9:15 a.m. today, a preliminary proxy statement with the Securities and Exchange Commission for the purpose of enabling SunTrust to solicit Wachovia's shareholders to vote against the proposed First Union/Wachovia merger. SunTrust's letter to the Wachovia Board of Directors is included in this proxy statement.


     SunTrust Banks, Inc. is the nation's ninth-largest commercial banking organization. The Company operates through an extensive distribution network in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia, and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include traditional deposit and credit services as well as trust and investment services. Through various subsidiaries the Company provides credit cards, mortgage banking, insurance, brokerage and capital markets services.


Conference Call Information


     SunTrust senior management will hold an investor/analyst presentation today at 9:15 a.m. EDT to discuss its proposal to acquire Wachovia. The conference call dial-in numbers are: (888) 868-9080 (domestic) and (973) 628-6885 (international). A webcast of the meeting and slide presentation can also be accessed from the SunTrust website at www.suntrust.com. A replay will be available beginning later today at (877) 519-4471 (domestic) or (973) 341-3080

(international); pass code is 2600481. An archived version of the webcast will also be available beginning later today. The press release and investor presentation are also available via fax on demand at (888) 861-6282.


                                     * * *

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http:// www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     On May 14, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

     SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's preliminary proxy statement on Schedule 14A, filed with the SEC on May 14, 2001.

[Logo of SunTrust]                                       [Logo of Wachovia]



                         A Better Deal For Shareholders


                                  May 14, 2001

                           FORWARD LOOKING INFORMATION

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

[Logo of SunTrust]

                           FORWARD LOOKING INFORMATION

Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's preliminary proxy statement on Schedule 14A, filed with the SEC on May 14, 2001.

[Logo of SunTrust]

                                    OUR STORY

  ||    The Transaction                              Phil Humann

  ||    A Premier Franchise                          Jim Wells

  ||    Shared Values and Growth Culture             John Clay

  ||    Solid Credit Quality                         Ted Hoepner

  ||    Superior Shareholder Value &
  ||    SunTrust Offers a Stronger Currency          John Spiegel

  ||    A Better Deal For Shareholders               Phil Humann

                           PROPOSED TRANSACTION TERMS

             Price:                                $70.06 (1)

             Fixed Exchange Ratio:                 1.081 SunTrust shares per Wachovia share

             Dividends: (2)                        SunTrust to increase annual dividend to $2.22 per share post closing - equal to $2.40 per Wachovia share

             Cost Savings:                         $500MM
                                                   23% of estimated Wachovia's core expense base(3)

             Divestitures:                         Estimated to be up to $1.5 Bn of deposits

             Accounting/Structure:                 Purchase; tax-free exchange


             Steps to Completion:                  Customary regulatory approvals; Valid termination of
                                                   First Union merger agreement; Entry into merger
                                                   agreement with Wachovia



Notes:    (1) Based on May 11, 2001 close.
          (2) All dividends on common stock subject to determination by the combined company's Board of Directors in its discretion.
          (3) Wachovia's estimated core non-interest expense base pro forma for impact of Republic Security transaction and card sale.


[Logo of SunTrust]

                                      A BETTER DEAL FOR SHAREHOLDERS



                              First Union Deal                SunTrust Deal
                             ------------------              ----------------
     Price (1)                   $60.04                           $70.06             17% higher

     Premium to Current           (1%)                                15%
     Wachovia Price (1)

     Dividends                   $1.92                             $2.40             25% higher

     Cost Savings                $890MM                           $500MM

     % Estimated Wachovia's        42%                               23%           More achievable
     Core Expense Base (2)                                                        with less customer
                                                                                    and employee
                                                                                     disruption

     Wachovia Pro Forma
     Ownership(3)                  30%                              44%



  Notes:   (1) Based on May 11, 2001 close; SunTrust transaction based on 1.081 exchange ratio.
           (2) Wachovia's core non-interest expense base pro forma for impact of Republic Security transaction and card sale.
           (3) Based on common shares outstanding on 3/31/01.


[Logo of SunTrust]

                         A BETTER DEAL FOR SHAREHOLDERS
                             From Every Perspective

||  Better price
||  Higher dividend
||  Better currency
||  Better fit
    -  Management philosophy
    -  Customer relationship driven
    -  Focus on local markets and lines of business
||  Lower risk/better execution
    -  Clean slate - successful Crestar integration complete
    -  Proven large deal execution capability
    -  More conservative and achievable cost savings
    -  Less customer disruption

[Logo of SunTrust]

                          A LOGICAL AND COMPELLING FIT

|| Leadership position in high growth and affluent southeastern markets

|| Enhanced scale in high growth / high margin businesses

|| Superior financial strength and credit risk management

|| Crestar behind us; clean slate for this transaction

|| Complementary cultures and business strengths

|| Opportunity for reinvestment of excess capital


[Logo of SunTrust]

                            A LOWER RISK TRANSACTION

|| SunTrust is ready

|| Integration will be SunTrust's sole focus
   - First Union still focused on completing its internal restructuring

|| More realistic cost savings and less customer disruption
   - 4,000 staff reductions for SunTrust vs. 7,000 for First Union
   - 150 - 175 branch closings for SunTrust vs. 300 for First Union

|| Complementary corporate cultures and business mix


[Logo of SunTrust]

                               A PREMIER FRANCHISE

[Logo of SunTrust]

                          THE BEST FOOTPRINT IN BANKING
              Concentration in High Growth and Affluent Markets(1)


||      7.5 million retail customers
||      $98Bn in U.S. deposits(2)
||      1,842 branches
||      3,347 ATMs
||      85% of U.S. Deposits are in Markets with Top 3 Ranking

                        [Graphic Omitted]

                               #1 FL
                               #1 GA
                               #3 NC
                               #1 SC
                               #5 MD
                               #1 VA
                               #1 Greater Washington Area
                               #4 TN

Source:  SNL Securities and company financials.
Notes:   (1) Map does not include Alabama and Delaware.  Before estimated divestitures.
         (2) As of 9/00, most recent data available.



[Logo of SunTrust]


                                                HIGH GROWTH AND AFFLUENT MARKETS
                                             Projected MSA Household Growth Rates (1)


          Top 10                                                      SunTrust/Wachovia
     SunTrust/Wachovia                                                     Deposits                               Market
           MSAs                          Growth Rates (%)                   ($Bn)                  Rank            Share
   --------------------                -------------------             ------------------         ------        -----------
                Atlanta                      13.7                          $16.8                    #1               31%
Greater Washington Area                       7                             11.6                    #1               19
               Richmond                       5.5                            5.7                    #1               39
           Greensboro/
          Winston Salem                       6.3                            5.5                    #2               27
                Orlando                      11.6                            4.3                    #1               27
                Norfolk                       2.9                            3.2                    #1               30
   Tampa/St. Petersberg                       5.8                            3.0                    #3               10
                  Miami                       5.2                            3.0                    #3                8
        West Palm Beach                      11.5                            2.8                    #3               16
              Nashville                       8.6                            2.8                    #2               17
                                                                            -----                  ----            ----
    Weighted Average(2)                       8.9
Over 60% higher than national average                                      $58.6                            Average: 22%
                                                                           =====

Source:  SNL Securities and U.S. Census data.
 Notes:  (1) Projected 5-year household growth rates (2000-2005).
         (2) Based on deposits.

[Logo of SunTrust]

                       WE STACK UP WELL AGAINST OUR PEERS
                Growth of Market is 70%+ Higher Than U.S. Average


                     Weighted Average Population Growth (1)
                   (5-Year Projected Growth Rate: 2000-2005)

                                           SunTrust has captured benefits of its
                                                   high growth markets:
                                                  12% annualized core EPS
                                                   growth 1996 - 2001E(2)


SunTrust/Wachovia   Bank of America  Wells Fargo     BB&T             First Union/Wachovia   U.S. Bancorp  Bank One
       7.7              7.1             6.9          5.8                    5.3                   4.9       4.7

Northern Trust      U.S. Average     Comerica        JP Morgan Chase  Citigroup              Fifth Third   Bank of New York
       4.7              4.5             3.7            3.4            2.7                       2.7         2.2

KeyCorp             FleetBoston      National City   PNC              Mellon
 2.2                       2             1           0.4              0.2


Source: SNL Securities and U.S. Census data.
Notes:  (1) Weighted average based on MSA deposits. Pro forma for announced transactions before estimated divestitures.
        (2) Based on First Call estimates.

[Logo of SunTrust]


                                  ASSET/WEALTH MANAGEMENT FRANCHISE

                  Proven Capability                Full Product Array

              Asset & Wealth Management            Personal Trust              Corporate
                                                                                  and
                                                                             Institutional
                                                                                 Trust

                   $138Bn AUM                        Retirement                Full Service    Discount
              $31Bn Mutual Funds                      Services                   Brokerage    Brokerage
        $260Bn Assets Under Administration

                                                     Private Client             Investment
                                                     Advisors                   Management


                                                    Premier Position for
                                                       Future Growth



[Logo of SunTrust]

BUSINESS BANKING
|| TOP MARKET SHARE OF BUSINESS BANKING RELATIONSHIPS IN ITS FOOTPRINT

|| WE HAVE WHAT BUSINESS CLIENTS WANT
   -  High quality management
   -  High touch relationship management
   -  Best-in-class customer service and satisfaction
   -  Broad array of product offerings

|| MERGER WILL INCREASE OUR LEADERSHIP
   -  Best practices and products
   -  Leading Internet-based cash management products
   -  High margin product sales and increased penetration
   -  Capital available to reinvest


[Logo of SunTrust]

                     THE NEW SUNTRUST - BUSINESS MIX SUMMARY


|| Our businesses:
   -  A leading retail franchise in the highest growth markets
   - Premier financial solutions provider to small and middle market businesses
   - Full complement of fee businesses including capital markets, treasury management and insurance
   - Complete wealth management platform operating in highly affluent markets


[Logo of SunTrust]

                        SHARED VALUES AND GROWTH CULTURE


[Logo of SunTrust]

                             COMPLEMENTARY CULTURES
                                 A COMMON VISION


||  Common values of soundness, profitability and growth
||  Holistic, integrated relationship approach
||  "Balanced" operating models
    -  Strong geographic ownership of sales and service
    -  Empowered lines of business to expedite strategic decision making
    -  Functional competencies supporting the business

[Logo of SunTrust]

                          BOTH BANKS COMMITTED TO LOCAL
                       OWNERSHIP AS WELL AS BUSINESS LINES

Local Banks
Line accountability for market penetration and strengthened relationship management at the local level

Business Lines
Strong influence and ability to drive strategies, programs, and priorities

Corporate Functions
Important role in support of lines-of-business and geographic strategies and priorities
||  Fully empowered local market CEOs
    -  Lead the sales and service culture
    - Drive effective and timely decision making for credit, pricing and people
    -  Deliver superior service quality
    -  Develop talent
    -  Execute against corporate strategy to drive superior results

[Logo of SunTrust]

                     BOTH ORGANIZATIONS SHARE COMMON VALUES

                              SERIOUS ABOUT TALENT

                             OBSESSED ABOUT QUALITY

                              RELATIONSHIP FOCUSED

                             PASSIONATE ABOUT GROWTH

               COMMITTED TO EFFICIENCYCUSTOMER DRIVEN TECHNOLOGY

                               PERFORMANCE DRIVEN

[Logo of SunTrust]

                              SOLID CREDIT QUALITY

[Logo of SunTrust]

                              PRO FORMA FINANCIALS
                                 Loan Portfolio

                              Comparable Loan Mix



        ($MM)                                              SunTrust                     Wachovia(1)                Pro Forma
        -----                                              --------                     -----------                ---------
                                                                  % of Total                    % of Total            % of Total
                                                     Total          Loans           Total          Loans     Total       Loans
                                                     -----          -----           -----          -----     -----       -----

        Commercial and Industrial                    $28,042          40%           $18,831          36%     $46,873       38%

        Commercial Real Estate                        11,325          16             13,324          25       24,649       20

        Residential Real Estate                       17,707          25             10,395          20       28,102       23

        Consumer                                      10,663          15              6,948          13       17,611       14

        Lease Financing                                2,624           4              2,806           5        5,430        4
                                                     -------         ---            -------         ---     --------      ---
        Total Loans                                  $70,360         100%           $52,304         100%    $122,664      100%
                                                     =======         ===            =======         ===     ========      ===

Source: Company financials.
Note:    (1)      Pro forma for card sale.

[Logo of SunTrust]

                              PRO FORMA FINANCIALS
                        Loan Portfolio - Us Vs. Them (1)

                               Preferable Loan Mix


        ($MM)                                       SunTrust/Wachovia                       First Union/Wachovia
                                               ---------------------------           ---------------------------------
                                               Loans      % of Total Loans           Loans            % of Total Loans
                                               -----      ----------------           -----            ----------------
        Commercial and Industrial               $46,873          38%                  $79,306                44%
        Commercial Real Estate                   24,649          20                    24,717                14
        Residential Real Estate                  28,102          23                    26,942                15
        Consumer                                 17,611          14                    31,480                17
        Lease Financing                           5,430           4                    18,305                10
                                               --------         ---                  --------               ---
                 Total Loans                   $122,664         100%                 $180,750               100%
                                               ========         ===                  ========               ===

Source: Company financials. SunTrust/Wachovia as of 3/31/01.
        First Union/Wachovia as of 12/31/00.
Note:    (1) Pro forma for card sale.


[Logo of SunTrust]

                              SOLID CREDIT QUALITY
                         5-Year Net Charge-off Ratio(1)

SunTrust        Comerica        BB&T    Mellon  National City
0.29            0.30             0.31    0.35    0.41

U.S. Bancorp    PNC     Fifth Third     KeyCorp First Union     Bank of New York
0.43            0.44    0.47            0.55    0.57            0.57

Bank of America Wachovia    FleetBoston   JP Morgan Chase  Bank One
0.59            0.63        0.75          0.75             0.98

Wells Fargo     Citigroup
1.10            1.25

Source:  SNL Securities, company financials.
Note:  (1) 1996-2000 average.


[Logo of SunTrust]

                              SOLID CREDIT QUALITY
                  5-Year Net Charge-off Trend(1) - Us Vs. Them

                               SunTrust/Wachovia  First Union/Wachovia
                   1996              0.14                0.3

                   1997              0.13                0.27

                   1998              0.13                0.27

                   1999              0.23                0.36

                   2000              0.25                0.49

Note:    (1) Excludes credit card losses.

[Logo of SunTrust]

                              SOLID CREDIT QUALITY
              Allowance for Loan Losses to Non-performing Loans(1)

Fifth Third     BB&T    Bank of New York        SunTrust/Wachovia
407.13          301.46  299.03                  286

Wells Fargo     Bank One        National City
275.59          232.96          230.12


FleetBoston     PNC     First Union/Wachovia    U.S. Bancorp    JP Morgan Chase
229.31          200.89  186                     176             173

Citigroup       Keycorp Comerica        Mellon  Bank of America
147.55          140     136.92          134.36  122.78

Source: SNL Securities, company financials.
Notes: (1) As of latest available quarter.
       (2) Assumes $450MM special provision for both SunTrust/Wachovia and First Union/Wachovia.

[Logo of SunTrust]

                           SUPERIOR SHAREHOLDER VALUE

[Logo of SunTrust]

                            CONSERVATIVE ASSUMPTIONS
|| Street estimates utilized for 2002 base case
   - 10% and 9% growth rates assumed thereafter for SunTrust and Wachovia, respectively
|| Expense savings of $500MM fully phased-in by 2004
   - 23% of estimated Wachovia's expenses (1)
   - 10% of combined expenses (1)
|| Restructuring charge estimated to be $1Bn pre-tax
|| Additional credit reserve of up to $450MM
|| Estimated breakup fee of $440MM (2) o No revenue enhancements assumed


Notes:   (1) Wachovia's estimated core non-interest expense base pro forma for impact of Republic Security transaction and card sale.
         (2) In-the-money value of option as of 5/11/01, based on 1.081 exchange ratio.

[Logo of SunTrust]

                           PRO FORMA CASH RESULTS (1)
                  Illustrative - Based On First Call Estimates


   ($MM, except per share amounts)      2002           2003           2004
                                        ----           ----           ----
   SunTrust Earnings                   $1,527         $1,631         $1,740
   Wachovia Earnings(2)                 1,053          1,147          1,251
                                        -----          -----          -----
            Subtotal                    2,580          2,778          2,991
   Cost Savings                           124            217            310
   Other(3)                              (87)           (84)           (75)
                                         ----           ----           ----
       Pro Forma Earnings               2,616          2,911          3,226
                                        =====          =====          =====
   EPS                                  $5.35          $6.06          $6.82

       SunTrust Accretion                 0.6%           3.6%           6.3%
       Wachovia Accretion                 1.9            5.7            9.3

Notes: (1) Estimated in-the-money value of option is $440MM. If in-the-money value of option is $780MM, SunTrust accretion will be 0.5% lower each period.
       (2) Assumes 25 million share repurchase to conform with street estimates.
       (3) Includes earnings loss due to divestitures, restructuring charge, breakup fee, reserve addition and increased dividend.

[Logo of SunTrust]

                            CONSERVATIVE COST SAVINGS


Phase in: 40% in Year 1, 70% in Year 2, 100% in Year 3

($MM)
Staff/Administration              $250
Data Processing                     60
Occupancy                           30
Equipment                           30
Professional Services               30
Other                              100
                                   ---
     Fully Phased-In Total        $500
                                  ====
                                23% of Wachovia's
                                  expense base

Note:   (1) Wachovia's estimated core non-interest expense base pro forma for impact of Republic Security transaction and card sale.

[Logo of SunTrust]

                        CONSERVATIVE COST SAVINGS TARGETS
                                 BY ANY MEASURE

                Cost Savings as a % of Target Operating Expenses
                                (Median 10%) (1)


How they
look at it

Chemical/Chase                  16
Chemical/Manufactorers Hanover  13
First Union/Core States         12
Banc One/First Chicago NBD      10
Nations Bank/Bank America      ~10
Fleet/Boston                    10
Suntrust/Wachovia(2)            10
First Union/Wachovia(3)          8
Norwest/Wells                    8
Firstar/US Bancorp               5


               Cost Savings as a % of Target Operating Expenses
                                (Median 27%) (1)


How we
look at it

First Union/Core States         45
First Union/Wachovia(2)         42
Chemical/Chase                  34
Chemical/Manufacturers Hanover  33
Bank One/First Chicago NBD      27
NationsBank/BankAmerica         26
SunTrust/Wachovia(2)            23
Fleet/BankBoston                19
Norwest/Wells                   17
Firstar/US Bancorp               8

Notes:  (1) Includes completed transactions.

        (2) Wachovia's estimated core non-interest expense base pro forma for impact of Republic Security transaction and card sale.

        (3) Source: First Union/Wachovia analyst presentation.

[Logo of SunTrust]

                        ESTIMATED MERGER RELATED CHARGES

   ($MM)
   Staff Development, Retention and Severance                $290
   Conversion Costs                                           310
   Accounting Standardization                                 150
   Occupancy / Equipment / Software Writedowns                 75
   Other                                                      175
                                                              ---
   Total Pre-Tax Merger Related Charges                    $1,000
   Estimated Breakup Fee(1)                                  $440
    Addition to Reserve                                Up to $450


Required purchase accounting adjustments will be made at closing.

Note: (1) In-the-money value of option as of 5/11/01 based on 1.081 exchange ratio.

[Logo of SunTrust]

                          STRONG ECONOMIC RETURNS WITH
                            CONSERVATIVE ASSUMPTIONS



           SunTrust Cost of Equity:             Transaction IRR:
                   10 - 12%                         13 - 15%



Major Assumptions:

|| 11 - 12x Terminal cash multiple (2006)
|| 10% EPS growth for SunTrust 2002 - 2006
|| 9% EPS growth for Wachovia 2002 - 2006
|| Other transaction assumptions same as used earlier



[Logo of SunTrust]

                             INTEGRATION RISK IS LOW


|| Thoughtful and deliberate 3-year integration plan
|| Emphasizes customer and revenue retention
   - Low customer attrition rates during Crestar integration
|| Customer service quality standards not diminished during system conversions


                 Emphasis on customer key to seamless execution
                       and achievement of financial goals



[Logo of SunTrust]

                    THIS IS NOT WELLS FARGO/FIRST INTERSTATE

         Wells Fargo/First Interstate
         ----------------------------

|| Dramatically different operational structure
|| Aggressive cost take-outs targeted
|| Attempted 9 month integration
|| Wells in midst of re-working distribution
|| Incentives for managers to leave

|| No due diligence




       SunTrust/Wachovia
       -----------------

|| Similar operational structure

|| Reasonable assumptions
|| 3 Years for integration
|| Clean slate

|| Encouraging significant
     management participation
|| Strong familiarity with wachovia;
     due diligence to be updated



[Logo of SunTrust]

                              RESULTS NOT PROMISES
                       SunTrust Offers a Superior Currency



[Logo of SunTrust]

                              RESULTS NOT PROMISES
                                Total Return(1)


[GRAPHIC OMITTED]


1-YEAR                31% higher                  5-YEAR      81% higher
------                                            ------
SunTrust        29                                SunTrust        100
First Union     (2)                               First Union     19



                 10-YEAR        174% higher
                 ------
                 SunTrust        521
                 First Union     347

Source: FactSet.
Note:  (1) As of 5/11/01, assumes reinvestment of dividends.



[Logo of SunTrust]

                              RESULTS NOT PROMISES
                           NET REVENUE PER SHARE (1)

[Graphic Omitted]


                       1996     1997    1998    1999    2000    1Q '01 Ann.
(SunTrust)            11.58     13.25   14.36   14.96   16.22   17.36 8% CAGR
(First Union)         13.11(2)  14.42   13.64   14.56   14.38   13.14 0% CAGR


Notes:   (1) Excludes non-recurring items.
         (2) Adjusted for 1997 2-for-1 stock split.



[Logo of SunTrust]

                             RESULTS NOT PROMISES
                                 Core EPS (1)

[GRAPHIC OMITTED]



                       1996       1997    1998    1999    2000   2001E(2)
(SunTrust)             2.72       3.13    3.31    3.92    4.39   4.74 12%  CAGR
(First Union)          3.10(3)    3.25    3.21    3.42    2.97   2.58 (4%) CAGR


Whose stock would you want to own?



Notes: (1) Originally reported; excludes non-recurring items, merger-related and restructuring charges.
       (2) First Call estimates as of 5/11/01.
       (3) Adjusted for 1997 2-for-1 stock split.



[Logo of SunTrust]

                              RESULTS NOT PROMISES
                         Annual Dividends Per Share(1)

[GRAPHIC OMITTED]


SunTrusT                First Union(2)            Wachovia
CAGR: 18%                 CAGR: (2%)              CAGR with Sun Trust: 10%
                                                  CAGR with FirstUnion: 5%

1996     0.83            1996       1.10                   1996            1.52
1997     0.93            1997       1.22                   1997            1.68
1998     1.00               1998    1.58                   1998            1.86
1999     1.38            1999       1.88                   1999            2.06
2000     1.48            2000       1.92                   2000            2.28
1Q '01                   1Q '01
Ann.     1.60            Ann.       0.96                 SunTrust/
SunTrust/               First Union/                     Wachovia
Wachovia                Wachovia                         Proposal          2.40
Future   2.22           Future      0.96                 First Union/
                                                         Wachovia
                                                         Proposal          1.92

Notes: (1)  Company financials, as originally reported.
       (2) Adjusted for 1997 2-for-1 stock split. Does not reflect one time $0.48 special dividend.








[Logo of SunTrust]

                             RESULTS NOT PROMISES
                       Restructuring Charges Since 1997





                Restructuring   Merger Related  Provision    Other   Total
First Union     3471                 789            1157     1658    7075
SunTrust           0                 250                      115     365




Source: Company financials.



[Logo of SunTrust]

                              RESULTS NOT PROMISES
                         Financial Ratios for 1Q '01(1)


   ROA                              ROE(2)
SunTrust        1.2              SunTrust        19.5
First Union     1.0              First Union     15.6


Reported Efficiency Ratio               Tangible Common Equity Ratio

SunTrust        55.4                   SunTrust        6.8
First Union     65.2                   First Union     5.0



Notes:  (1) Excludes non-recurring items, merger-related and restructuring charges.
        (2) Excludes Coke.



[Logo of SunTrust]

                              RESULTS NOT PROMISES


[First Union Logo]                                  [SunTrust Logo]
[CoreStates Logo]                                   [Crestar Logo]

23% Shortfall                                       3.0% Shortfall



Promised        4.46                          Promised        4.52
IBES(1)         4.35                          IBES(1)         4.40
Delivered(2)    3.42                          Delivered(2)    4.39

1999 EPS                                      2000 EPS

Source: Analyst presentation, company financials, SNL Securities.
Notes: (1) First Union IBES as of 1/1/99.  SunTrust IBES as of 1/1/00.
       (2) Excluding merger-related and restructuring charges and other non-recurring items.





[Logo of SunTrust]

                         A BETTER DEAL FOR SHAREHOLDERS


[Logo of SunTrust]

                         A BETTER DEAL FOR SHAREHOLDERS
                             FROM EVERY PERSPECTIVE


||   Better price
||   Higher dividend
||   Better currency
||   Better fit
     -    Management philosophy
     -    Customer relationship driven
     -    Focus on local markets and lines of business
||   Lower risk/better execution
     -    Clean slate - successful crestar integration complete
     -    Proven large deal execution capability
     -    More conservative and achievable cost savings
     -    Less customer disruption


This deal should happen



[Logo of SunTrust]

                                   APPENDIX
[Logo of SunTrust]

                              PRO FORMA FINANCIALS
                 Balance Sheet - Based On Purchase Accounting


  As of March 31, 2001
  ($MM)                            SunTrust      Wachovia (1)     Pro Forma
                                   --------      ------------     ---------
  Loans                            $  70,360         $52,304       $122,664
  Reserves                               872             851          2,173(2)
  Other Interest Earning Assets       22,955          10,764         33,719
  Intangibles                            869           1,284         11,394
  Total Assets                       103,726          77,006        189,973

  Deposits                         $  62,723         $45,617       $106,840(3)
  Short Term Borrowings               16,040           9,516         25,557
  Long-Term Borrowings                12,526          10,712         23,238

  Equity                           $   7,830         $ 7,705       $ 22,648


Source: Company financials.
Notes:   (1) Pro forma for credit card sale.
         (2) Assumes $450MM of special provision.
         (3) Assumes $1.5Bn of deposit divestitures.


[Logo of SunTrust]

                              PRO FORMA FINANCIALS
                                 Loan Portfolio


As of March 31, 2001
($Mm)                            SunTrust                  Wachovia(1)                 Pro Forma(1)
                           ----------------------      ----------------------      ----------------------
                                       % of Total                  % of Total                  % of Total
                           Total         Loans         Total         Loans         Total         Loans
                           -----         -----         -----         -----         -----         -----
Commercial and Industrial   $27,959       40%           $18,831         36%        $ 46,790         38%
Real Estate                  29,032       41             23,719         45           52,750         43
  Construction                3,631        5              3,747          7            7,378          6
  Commercial Mortgages        7,694       11              9,577         18           17,271         14
  Residential Mortgages      17,707       25             10,395         20           28,102         23

Consumer                     10,663       15              6,948         13           17,611         14
  Indirect Consumer           5,612        8              4,572          9           10,183          8
  Direct Consumer             5,051        7              2,377          5            7,428          6

Credit - Commercial              83        0                  -          0               83          0

Lease Financing               2,624        4              2,806          5            5,430          4
                            -------      ---            -------        ---         --------          -
Total Loans                 $70,360      100%           $52,304        100%        $122,664        100%
                            =======      ===            =======        ===         ========        ===

Source: Company financials.
Note:   (1) Pro forma for credit card sale.





[Logo of SunTrust]

                              PRO FORMA FINANCIALS
                            Deposit Composition (1)


As of December 31, 2000
($MM)                                     SunTrust                          Wachovia                         Pro Forma
                                   ------------------------          ------------------------         ------------------------
                                                 % of Total                        % of Total                       % of Total
                                   Total          Deposits           Total          Deposits          Total          Deposits
                                   -----          --------           -----          --------          -----          --------
Non-Interest Bearing                 $13,178         20%            $8,428             19%              $21,606         20%
Savings/NOW/MMDAs                     26,563         40             17,678             40                44,241         40
Time Deposits (LESS THAN) 100k         9,936         15              9,494             22                19,430         18
Time Deposits >100k                   17,016         26              8,346             19                25,362         23
                                     -------        ---            -------            ---              --------        ---
Total                                $66,692        100%           $43,946            100%             $110,638        100%


Note: (1) Based on average balances as of 12/31/00. Not pro forma for divested deposits.




[Logo of SunTrust]

                              PRO FORMA FINANCIALS
                            Nonperforming Assets (1)


As of March 31, 2001
($MM)                                  SunTrust     Wachovia       Pro Forma
-----                                  --------     --------       ---------

Nonperforming Loans                  $349          $410           $759

Other Foreclosed Assets                21            27             48
                                     ----          ----           ----

  Total Nonperforming Assets         $369          $437           $806
                                     ====          ====           ====


NPLs to Loans                           0.50%        0.78%           0.62%

NPAs to Loans + Foreclosed Assets       0.52%        0.84%           0.66%

Allowance to NPLs                        250%          208%           286%(2)



Source: Company financials.
Notes: (1) Loans pro forma for card sale. Assumes no reserves are being transferred with the card portfolio.
       (2) Includes $450MM special provision as a result of transaction.


[Logo of SunTrust]

RESERVING FOR PORTFOLIO RISK

|| SunTrust will reserve up to to $450 MM to strengthen Wachovia's portfolio

($Bn)
                              SunTrust/Wachovia(1)
 Loans                           $122.7
 Loan Loss Reserves                 2.2
 NPAs                               0.8
 Reserves/Loans                   1.77%
 Reserves/NPAs                     270%
 NPAs/Assets                      0.42%



Note: (1) As of 3/31/01. Pro forma for card sale except NPA figures, assumes no reserves adjustment.







[Logo of SunTrust]

                              SENSITIVITY ANALYSIS
                     Pro Forma Cash Results - Illustrative




                                                             Suntrust Accretion/(Dilution)
                                                      --------------------------------------------
                                                      2002                2003                2004
                                                      ----                ----                ----

         First Call Estimates ($5.68 for 2002)         0.6%                3.6%                6.3%
What if?
         Wachovia 2002 Cash Estimate:

             $5.73                                     1.0%                4.0%                6.7%

             $5.63                                     0.3%                3.3%                5.9%

             $5.58                                    (0.1)%               2.9%                5.5%

             $5.53                                    (0.4)%               2.5%                5.2%



[Logo of SunTrust]

                                  "NEW" GAAP

|| "New" GAAP procedures not yet formally established; below is our best guess:

Estimated                                     2002       2003           2004
----------                                    ----       ----           ----

 Standalone "New" GAAP EPS                   $5.29      $5.81           $6.39

 Core deposit Intangible amortization ($MM)  $215-295   $195-250     $175-210

Pro Forma "New" GAAP EPS                    (7-11%)    (3-5%)    Breakeven


Note: (1) Assumes core deposit intangibles of 5% excluding deposits greater than $100K. Amortization between 7-10 years sum-of-the-year's digits.




[Logo of SunTrust]